UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. IC 33621 / September 10, 2019

_____

In the Matter of   :
                                                                    :
ALAIA CAPITAL, LLC and   :
m+ ETF Trust   :
10 Corbin Drive   :
Darien, CT 06820   :
                                                                    :
                                                                    :
(812-15022)   :
                                                                    :
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ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

Alaia Capital, LLC and m+ ETF Trust filed an application on April 22, 2019, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections
6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and
under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the
Act.

The order would permit: (a) actively-managed series of certain open-end management
investment companies ("Funds") to issue shares redeemable in large aggregations only
("Creation Units"); (b) secondary market transactions in Fund shares to occur at negotiated
market prices rather than at net asset value; (c) certain Funds to pay redemption proceeds, under
certain circumstances, more than seven days after the tender of shares for redemption; (d) certain
affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in
connection with the purchase and redemption of Creation Units; (e) certain registered
management investment companies and unit investment trusts outside of the same group of
investment companies as the Funds to acquire shares of the Funds; and (f) certain Funds to create
and redeem Creation Units in-kind in a master-feeder structure.

On July 30, 2019, a notice of the filing of the application was issued (Investment Company Act
Release No. 33580). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Alaia Capital, LLC and m+ ETF Trust (File No. 812-15022),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary